Amer Sports Corporation

RELEASE 1(1)
April 24, 2008 at 4:45 pm

AMER SPORTS SELLS ITS HEADQUARTERS

Amer Sports Corporation has sold its corporate headquarters building, located at Mäkelänkatu 91, to Catella Real Estate AG for 23 million euros. Amer Sports books a capital gain of approximately 13 million euros in its second quarter result. The company will remain in the building as its primary tenant.

For further information, please contact:
Mr Pekka Paalanne, Executive Vice President, tel. +358 9 7257 8212
Mr Tommy Ilmoni, Vice President, Investor Relations, tel. +358 9 7257 8233



AMER SPORTS CORPORATION
Communications


08002286

Ms Maarit Mikkonen
Communications Manager
Tel. +358 9 7257 8306, e-mail: maarit.mikkonen@amersports.com
www.amersports.com

DISTRIBUTION:
OMX Helsinki Stock Exchange
Major media
www.amersports.com

AMER SPORTS CORPORATION
Amer Sports (www.amersports.com) is the world's leading sports equipment company with internationally recognized brands including Salomon, Wilson, Precor, Atomic and Suunto. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets.

END